October 24, 2013

VIA EDGAR CORRESPONDENCE ONLY

Kate Tillan

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed April 16, 2013

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Filed September 27, 2013

File No. 000-54581

Dear Ms. Tillan:

This letter is in response to your comment letter (the “Comment Letter”) dated October 9, 2013, with regard to the amended 10K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") filed December 31, 2013.

The Company’s responses are keyed to the items in your comment letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8.  Financial Statements

Independent Auditor’s Report on Financial Statements, page F-1

1.

The auditor’s report has been revised.

2.

The auditor’s report has been revised.

Note 5.  Investment in Hitor Poland, LLC.

3.

Note 5 has been revised to indicate the accounting policy for the investment and our analysis.

Finally, the Management of Hitor acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

Ken Martin

President, CEO and Director